Provident Energy Closes Acquisition of U.S. based Nautilus Resources

      NEWS RELEASE NUMBER 06-05

March 2, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today closed the previously announced C$95.8 Million acquisition of U.S. based Nautilus Resources LLC (Nautilus) by its U.S. subsidiary BreitBurn Energy L.P. (BreitBurn). Funding was provided from a bought deal financing which closed on March 1, 2005.

The newly acquired operations are located in the Big Horn and Wind River Basins of Wyoming. Current production is approximately 2,300 barrels of oil equivalent per day (boe/d) consisting of 99 percent crude oil and one percent natural gas. The acquired properties have been on production for 60 to 90 years with 150 active producing wells and 24 active water injection wells. The acquisition includes 10.6 million barrels of Proved Producing reserves, 17.1 million barrels of Total Proved reserves and 20.1 million barrels of Proved Plus Probable reserves based on the January 1, 2005 reserve report completed by independent engineers Netherland, Sewell & Associates in accordance with NI 51-101.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com